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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 13E-4/A
                                (AMENDMENT NO. 2)

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        THE PEP BOYS - MANNY, MOE & JACK
                                (NAME OF ISSUER)

                        THE PEP BOYS - MANNY, MOE & JACK
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    713278109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MITCHELL G. LEIBOVITZ
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        THE PEP BOYS - MANNY, MOE & JACK
                           3111 WEST ALLEGHENY AVENUE
                        PHILADELPHIA, PENNSYLVANIA 19132
                                 (215) 229-9000
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                     OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies To:

                             DANIEL D. RUBINO, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                                 (212) 728-8000

                                DECEMBER 23, 1998
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

 -------------------------------------------------------------------------
                TRANSACTION                     AMOUNT OF
                VALUATION*                     FILING FEE
 -------------------------------------------------------------------------

                $160,000,000                     $32,000
 -------------------------------------------------------------------------

         * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,000,000 shares of Common Stock at the maximum tender offer price per share of $16.00.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $32,000

     Form or Registration No. : Schedule 13E-4

     Filing Party:  The Pep Boys - Manny, Moe & Jack

     Date Filed:  December 23, 1998



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         This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated December 23, 1998 filed by The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation (the "Company"), relating to the offer by the Company to purchase 10,000,000 shares (or such lesser number of shares as are validly tendered and not properly withdrawn) of its common stock, par value $1.00 per share ("Common Stock") (shares of Common Stock, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of December 5, 1997, between the Company and First Union National Bank, as Rights Agent, are hereinafter referred to as "Shares"), 63,825,110 of which Shares were outstanding as of December 22, 1998, at a price not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer", copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

         Item 8(e) is amended by adding the following paragraphs:

         The Offer expired at 12:00 Midnight, New York City time, on Monday, Monday, 25, 1999. On January 26, 1999, the Company announced the preliminary results of the Offer. Based on a preliminary count by the Depositary, approximately 12,002,000 Shares were tendered and 11,276,502 Shares have been accepted for purchase at a price of $16.00 per Share. The Company has decided to exercise its option to purchase an additional 2% of its outstanding Shares. As a result, the Company increased the number of Shares to be purchased by 1,276,502. The pro-ration factor is estimated to be approximately 94%, including Shares tendered pursuant to guaranteed delivery.

         The determination of the specific Shares to be purchased and the Purchase Price are subject to final confirmation and the proper delivery of all Shares tendered and not withdrawn, including Shares tendered pursuant to the guaranteed delivery procedure.

         The information set forth in the press release dated January 26, 1999, included herewith as Exhibit (a)(12), is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(12)     Form of Press Release issued by the Company, dated January 26, 1999


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

                            THE PEP BOYS - MANNY, MOE & JACK


                            By:  /s/ Michael J. Holden
                                ------------------------------------
                                 Michael J. Holden
                                 Executive Vice President and
                                   Chief Financial Officer

Dated: January 26, 1999

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                                  EXHIBIT INDEX

Exhibit No.                Description

(a)(12)           Form of Press Release issued by the Company,
                    dated January 26, 1999.